UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

T-MOBILE USA REPORTS STRONG RESULTS IN THE THIRD QUARTER

•     857,000 net new customers added in the third quarter of 2007

•     $1.41 billion in Operating Income Before Depreciation and Amortization (OIBDA) in the third quarter of 2007, up 15.1% from the third quarter of 2006

•     ARPU of $53, up from $52 in the third quarter of 2006

•     Contract customer churn 2.0% in the third quarter, down from 2.3% in the third quarter of 2006

•     T-Mobile announced the proposed acquisition of SunCom Wireless in the quarter, expanding coverage to 98 of the top 100 markets in the U.S. (up by 11)

Bellevue, November 8, 2007—T-Mobile USA, Inc. (T-Mobile USA) today reported third quarter 2007 results. At the end of the quarter, the company had almost 28 million customers, adding 857,000 net new customers during the quarter. T-Mobile USA also reported ARPU of $53 in the quarter, up from $52 in the third quarter of 2006, OIBDA of $1.41 billion, up 15.1% compared to the third quarter of 2006, and a reduction in contract customer churn to 2.0% from 2.3% in the third quarter of 2006.

“Right around the beginning of the quarter, we introduced yet another in our series of breakthrough services aimed at bringing T-Mobile to greater numbers of new customers,” said Robert Dotson, Chief Executive Officer and President of T-Mobile USA, Inc. “Our new HotSpot@HomeSM service is changing the game by allowing customers to make unlimited calls from home over Wi-Fi while providing the best in-home wireless coverage possible. This

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	1

service opens up an important new growth area for our company to go after, the displacement of landline telephone service with T-Mobile service. We also continue to add greater numbers of new customers onto myFavesSM with more than 3.5 million people on the service and growing.”

“T-Mobile USA continues to build on its role as a key component of Deutsche Telekom’s strategy to grow abroad with mobile,” said René Obermann, Chief Executive Officer, Deutsche Telekom. “In the quarter, we reiterated our confidence in this business by working with the U.S. leadership team to reach an agreement to acquire SunCom Wireless, a compelling acquisition that fits nicely into our current footprint.”

Customers

•	In the third quarter of 2007, T-Mobile USA added 857,000 net new customers, the same as in the second quarter of 2007, and up from 802,000 in the third quarter of 2006.

¡	Contract customer net additions in the third quarter of 2007 made up 65% of customer growth, down from 80% in the second quarter of 2007 and 96% in the third quarter of 2006.

¡

In July 2007 T-Mobile launched the FlexPaySM product. FlexPay is a program that opens access to T-Mobile’s entire lineup of products and services to a greater number of new customers by letting people pay in advance for their services and handsets. FlexPay contributed a significant number of net customer additions in the quarter. There are two forms of the FlexPay product—one with and one without a contract. FlexPay customers with a contract are included in contract customers, and FlexPay customers without a contract are included in prepaid customers. Both products have ARPUs similar to existing contract customers. The higher prepaid share of net customer additions in the third quarter of 2007 was due in particular to the popularity of the no-contract version of FlexPay.

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	2

¡	myFavesSM continues to be very popular with our customers. At the end of the third quarter there were over 3.5 million myFaves customers, up from 2.5 million at the end of the second quarter.

•	Contract customers comprised 84% of T-Mobile USA’s total customer base at September 30, 2007.

Churn

•

Contract customer churn was 2.0% in the third quarter of 2007, up from 1.8% in the second quarter of 2007 and down from 2.3% in the third quarter of 2006. The year over year decline in churn is primarily due to the introduction of two-year contracts in the second quarter of 2006.

•	Blended churn, including both contract and prepaid customers, was 2.9% in the third quarter of 2007, up from 2.7% in the second quarter of 2007 and down from 3.0% in the third quarter of 2006.

OIBDA and Net Income

•	T-Mobile USA reported OIBDA of $1.41 billion in the third quarter of 2007, up from $1.39 billion in the second quarter of 2007 and $1.23 billion in the third quarter of 2006.

•	OIBDA margin was 32% in the third quarter of 2007, the same as in the second quarter of 2007 and the third quarter of 2006.

•	Net income for the third quarter of 2007 was $526 million, up 50% from $350 million in the second quarter of 2007 and down from $1.79 billion in the third quarter of 2006.

¡	The decrease in net income compared to the third quarter of 2006 was due to a $1.5 billion non-cash income tax benefit realized in the third quarter of 2006.

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	3

Revenue

•

Service revenues, consisting of contract, prepaid, and roaming and other service revenues, rose to $4.33 billion in the third quarter of 2007, up from $4.20 billion in the second quarter of 2007 and $3.72 billion in the third quarter of 2006.

¡	The increase is due primarily to growth in the number of customers and year-on-year higher contract ARPU (“Average Revenue Per User” as defined in note 1 to the Selected Data, below).

•	Other revenues were $82 million in the third quarter of 2007, slightly down from $89 million in the second quarter of 2007 and down from $147 million in the third quarter of 2006.

¡	The major reason for the year on year fall in other revenues was the ongoing migration of AT&T’s customers to its own network following the dissolution of our network sharing venture in early 2005.

¡	In 2007, Wi-Fi revenues were reclassified to contract revenues and roaming and other service revenues (see note 8 to the Selected Data below for further explanation).

•

Total revenues, including service, equipment, and other revenues were $4.89 billion in the third quarter of 2007, up from $4.78 billion in the second quarter of 2007 and $4.37 billion in the third quarter of 2006.

ARPU

•	Blended ARPU was $53 in the third quarter of 2007, the same as the second quarter of 2007 and up from $52 in the third quarter of 2006.

•

Contract ARPU was $57 in the third quarter of 2007, the same as in the second quarter of 2007 and up from $56 in the third quarter of 2006, driven by increasing data services revenues (see notes 1 and 8 to the Selected Data below).

•

Data services revenues were $666 million in the third quarter of 2007, representing 15.4% of blended ARPU, or $8.10 per customer, compared to 14.7% of blended ARPU, or $7.80 per customer in the second quarter of 2007, and 11.3% of blended ARPU, or $5.90 per customer in third quarter of 2006.

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	4

¡

Strong growth in messaging revenue continued to be the most significant driver increasing data ARPU. The total number of SMS and MMS messages increased to almost 21 billion in the third quarter of 2007, compared to 18 billion in the second quarter of 2007 and 10 billion in the third quarter of 2006. Strong GPRS / EDGE access and usage revenues were another significant driver of the increase in data services revenues compared to the third quarter of 2006.

¡	In September T-Mobile USA launched the BlackBerry Curve, the first converged device enabled for the new HotSpot @Home service.

CPGA and CCPU

•

The average cost of acquiring a customer, Cost Per Gross Add (“CPGA” as defined in note 3 to the Selected Data, below) was $280 in the third quarter of 2007, down from $300 in the second quarter of 2007 and in the third quarter of 2006.

¡

The lower CPGA compared to the second quarter of 2007 is primarily due to the change in customer mix and lower advertising costs. The change in customer mix was also a significant reason for the decline in CPGA in the third quarter of 2007 versus the third quarter of 2006.

•

The average cash cost of serving customers, Cash Cost Per User (“CCPU” as defined in note 2 to the Selected Data, below), was $26 per customer per month in the third quarter of 2007, up from $25 in the second quarter of 2007 and the third quarter of 2006.

¡

CCPU in the third quarter was essentially in line with the second quarter of 2007, the reported increase is primarily due to rounding. Higher roaming costs were the primary reason for the increase in CCPU in the third quarter of 2007 compared to the third quarter of 2006.

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	5

Capital Expenditures

•

Cash capital expenditures (see note 6 to the Selected Data below) were $500 million in the third quarter of 2007, compared with $546 million in the second quarter of 2007 and $569 million in the third quarter of 2006.

¡	The sequential reduction in cash capital expenditures was due to an increase in incurred capital spend being more than offset by cash payment timing differences.

•

T-Mobile USA continued its commitment to invest in network coverage and quality in the third quarter of 2007, adding almost 600 new cell sites, bringing the total number of cell sites at the end of the quarter to just over 37,000.

Other Highlights

•

T-Mobile USA announced the proposed acquisition of SunCom Wireless (SunCom) in September 2007. The acquisition will further enhance T-Mobile’s network coverage in the southeastern United States and the Caribbean through the complementary addition of SunCom’s markets and customers in North Carolina, South Carolina, Tennessee, Georgia, Puerto Rico and the U.S. Virgin Islands. SunCom operates a GSM/GPRS/EDGE network and has provided roaming service to T-Mobile in these markets since 2004. In October 2007, T-Mobile and SunCom received notification that the proposed acquisition received antitrust clearance from U.S. antitrust regulatory agencies. The transaction remains subject to Federal Communications Commission approval, SunCom shareholder approval, and other customary closing conditions. The closing of the proposed acquisition is expected during the first half of 2008.

•

In October 2007, T-Mobile again topped the overall ranking in the J.D. Power and Associates 2007 Customer Satisfaction Index Study, Vol. 2. T-Mobile USA ranked highest in five of the six regions (including four ties).

This press release includes non-GAAP financial measures. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	6

accordance with GAAP. Reconciliations from the non-GAAP financial measures to the most directly comparable GAAP financial measures are provided below following Selected Data and the financial statements.

T-Mobile USA is the U.S. operation of T-Mobile International AG (“T-Mobile International”), the mobile communications subsidiary of Deutsche Telekom AG (“Deutsche Telekom”) (NYSE: DT). In order to provide comparability with the results of other US wireless carriers, all financial amounts are in US dollars and are based on accounting principles generally accepted in the United States (“GAAP”). T-Mobile USA results are included in the consolidated results of Deutsche Telekom, but differ from the information contained herein as Deutsche Telekom reports financial results in accordance with International Financial Reporting Standards (IFRS).

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	7

SELECTED DATA FOR T-MOBILE USA

	Q3 07	Q2 07	Q1 07	YE 06	Q4 06	Q3 06
	(thousands)
Covered population[7]	283,000	282,000	280,000	277,000	277,000	276,000
Customers, end of period	27,734	26,877	26,020	25,041	25,041	24,139
Thereof contract customers	23,181	22,624	21,937	21,211	21,211	20,428
Thereof prepaid customers	4,553	4,253	4,083	3,829	3,829	3,711
Net customer additions	857	857	980	3,351	901	802

Minutes of use/contract customer/month	1,130	1,150	1,090	1,030	1,020	1,050
Contract churn	2.00%	1.80%	1.90%	2.20%	2.10%	2.30%
Blended churn	2.90%	2.70%	2.60%	2.90%	2.90%	3.00%

	($ / month)
ARPU (blended) [1,8]	53	53	52	52	52	52
ARPU (contract)	57	57	56	55	56	56
ARPU (prepaid)	18	19	19	22	21	22
Cost of serving (CCPU)[2]	26	25	25	25	25	25
Cost per gross add (CPGA)[3]	280	300	310	300	300	300

($ million)
Total revenues	4,894	4,780	4,546	17,138	4,523	4,367
Service revenues[1]	4,332	4,195	3,994	14,511	3,813	3,723
OIBDA[4]	1,412	1,386	1,225	4,712	1,172	1,227
OIBDA margin [5]	32%	32%	30%	31%	30%	32%
Capital expenditures[6]	500	546	622	2,608	675	569

Cell sites on-air[9]	37,000	36,400	35,800	35,400	35,400	34,400

Since all companies do not calculate these figures in the same manner, the information contained in this press release may not be comparable to similarly titled measures reported by other companies.

1	Average Revenue Per User (“ARPU”) represents the average monthly service revenue we earn from our customers. ARPU is calculated by dividing service revenues for the specified period by the average customers during the period, and further dividing by the number of months in the period. We believe ARPU provides management with useful information to evaluate the recurring revenues generated from our customer base.

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	8

Service revenues include contract, prepaid, and roaming and other service revenues, and do not include equipment sales and other revenues. Data services revenues is a component of service revenues. Per the consolidated financial statements below, other revenues include co-location rental income and wholesale revenues from the usage of our network in California, Nevada, and New York by AT&T customers, among other items, and are therefore not included in ARPU.

2	The average cash cost of serving customers, or Cash Cost Per User (“CCPU”) is a non-GAAP financial measure and includes all network and general and administrative costs as well as the subsidy loss unrelated to customer acquisition. Subsidy loss unrelated to customer acquisition includes upgrade handset costs offset by upgrade equipment revenues and other related direct costs. This measure is calculated as a per month average by dividing the total costs for the specified period by the average total customers during the period and further dividing by the number of months in the period. We believe that CCPU, which is a measure of the costs of serving a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

3	Cost Per Gross Add (“CPGA”) is a non-GAAP financial measure and is calculated by dividing the costs of acquiring a new customer, consisting of customer acquisition costs plus the subsidy loss related to customer acquisition for the specified period, by gross customers added during the period. Subsidy loss related to customer acquisition consists primarily of the excess of handset and accessory costs over related revenues incurred to acquire new customers. We believe that CPGA, which is a measure of the cost of acquiring a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

4	OIBDA is a non-GAAP financial measure, which we define as operating income before depreciation and amortization. In a capital-intensive industry such as wireless telecommunications, we believe OIBDA, as well as the associated percentage margin calculation, to be meaningful measures of our operating performance. OIBDA should not be construed as an alternative to operating income or net income as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity. We use OIBDA as an integral part of our planning and internal financial reporting processes, to evaluate the performance of our senior management and to compare our performance with that of many of our competitors. We believe that operating income is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to OIBDA.

5	OIBDA margin is a non-GAAP financial measure, which we define as OIBDA (as described in note 4 above) divided by total revenues less equipment sales.

6	Capital expenditures include amounts paid by T-Mobile USA for purchases of property, plant and equipment.

7	The covered population statistic represents T-Mobile USA’s GSM / GPRS 1900 voice and data network coverage, combined with roaming and other agreements.

8	Data ARPU is defined as total data revenues from contract customers, prepaid customers, and other data revenues, divided by average contract and prepaid customers during the period. Wi-Fi revenues have historically been reported in other (non-service) revenues. Beginning in the first quarter of 2007, Wi-Fi revenues are shown as a component of service revenues. As a result of this change, data ARPU was approximately $0.60 higher in the third quarter of 2007. If this change was applied retrospectively it would have had similar impacts on data ARPU and data revenue in each of the four quarters of 2006. Since the impacts of this change on contract ARPU, blended ARPU, and service revenues are immaterial, these metrics have not been retroactively adjusted in prior periods.

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	9

9	Cell sites are defined as the total number of sites in service at the end of the period, excluding small low power, low gain access sites. A site is in service when all equipment is installed and the site is integrated into the network. Prior quarter cell site information has been updated to align with this definition.

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	10

T-MOBILE USA

Condensed Consolidated Balance Sheets

(dollars in millions)

(unaudited)

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	11

	September 30, 2007	December 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$54	$78
Short-term affiliate loan receivable	1,150	—
Accounts receivable, net of allowances of $280 and $203, respectively	2,618	2,448
Accounts receivable from affiliates	217	136
Inventory	565	612
Current portion of net deferred tax assets	1,033	598
Licenses held for exchange	15	1,145
Other current assets	509	446

Total current assets	6,161	5,463
Property and equipment, net of accumulated depreciation of $8,845 and $7,058, respectively	10,532	10,932
Goodwill	10,701	10,701
Spectrum licenses	14,610	14,516
Other intangible assets, net of accumulated amortization of $465 and $421, respectively	58	102
Other assets	147	181

	$42,209	$41,895

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$3,130	$2,955
Current payables to affiliates	1,224	1,183
Liability for license exchange	—	1,145
Deferred revenue	405	365

Total current liabilities	4,759	5,648

Long-term payables to affiliates	6,710	7,773
Deferred tax liabilities	1,471	491
Other long-term liabilities	844	756

Total long-term liabilities	9,025	9,020

Minority interest in equity of consolidated subsidiaries	87	84
Commitments and contingencies
Stockholder’s equity:
Common stock	44,466	44,462
Accumulated deficit	(16,128)	(17,319)

Total stockholder’s equity	28,338	27,143

	$42,209	$41,895

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	12

T-MOBILE USA

Condensed Consolidated Statements of Operations

(dollars in millions)

(unaudited)

	Quarter Ended September 30, 2007	Quarter Ended June 30, 2007	Quarter Ended September 30, 2006
Revenues:
Contract	$3,938	$3,814	$3,352
Prepaid	238	232	240
Roaming and other service	156	149	131
Equipment sales	480	496	497
Other	82	89	147

Total revenues	4,894	4,780	4,367

Operating expenses:
Network	1,130	1,082	940
Cost of equipment sales	733	747	758
General and administrative	818	788	667
Customer acquisition	801	777	775
Depreciation and amortization	643	659	654

Total operating expenses	4,125	4,053	3,794

Operating income	769	727	573
Other expense, net	(43)	(157)	(31)

Income before income taxes	726	570	542
Income tax (expenses)/benefits	(200)	(220)	1,244

Net income	$526	$350	$1,786

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	13

T-MOBILE USA

Condensed Consolidated Statements of Cash Flows

(dollars in millions)

(unaudited)

	Quarter Ended September 30, 2007	Quarter Ended September 30, 2006
Operating activities:
Net income	$526	$1,786
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	643	654
Income tax expense/(benefit)	200	(1,244)
Other, net	108	(35)
Changes in operating assets and liabilities:
Accounts receivable	(162)	(162)
Inventory	(93)	(6)
Other current assets	(56)	9
Accounts payable and accrued liabilities	495	108

Net cash provided by operating activities	1,661	1,110

Investing activities:
Purchases of property and equipment	(500)	(569)
Payments for wireless properties and network build	(16)	(584)
Short-term affiliate loans	(1,150)	50

Net cash used in investing activities	(1,666)	(1,103)

Financing activities:
Other, net	(1)	—

Net cash used in financing activities	(1)	—

Change in cash and cash equivalents	(6)	7
Cash and cash equivalents, beginning of period	60	50

Cash and cash equivalents, end of period	$54	$57

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	14

T-MOBILE USA

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

(dollars in millions, except for CPGA and CCPU)

(unaudited)

OIBDA can be reconciled to our operating income as follows:

	Q3 2007	Q2 2007	Q1 2007	YE 2006	Q4 2006	Q3 2006
OIBDA	$1,412	$1,386	$1,225	$4,712	$1,172	$1,227
Depreciation and amortization	(643)	(659)	(626)	(2,522)	(623)	(654)

Operating income	$769	$727	$599	$2,190	$549	$573

The following schedule reflects the CPGA calculation and provides a reconciliation of cost of acquiring customers used for the CPGA calculation to customer acquisition costs reported on our condensed consolidated statements of operations:

	Q3 2007	Q2 2007	Q1 2007	YE 2006	Q4 2006	Q3 2006
Customer acquisition costs	$801	$777	$795	$3,020	$819	$775
Plus: Subsidy loss Equipment sales	(480)	(496)	(465)	(1,983)	(588)	(497)
Cost of equipment sales	733	747	761	3,078	881	758

Total subsidy loss	253	251	296	1,095	293	261

Less: Subsidy loss unrelated to customer acquisition	(143)	(146)	(177)	(715)	(193)	(160)

Subsidy loss related to customer acquisition	110	105	119	380	100	101

Cost of acquiring customers	$911	$882	$914	$3,400	$919	$876

CPGA ($ / new customer added)	$280	$300	$310	$300	$300	$300

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	15

T-MOBILE USA

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

(dollars in millions, except for CPGA and CCPU)

(unaudited)

The following schedule reflects the CCPU calculation and provides a reconciliation of the cost of serving customers used for the CCPU calculation to total network costs plus general and administrative costs reported on our condensed consolidated statements of operations:

	Q3	Q2	Q1	YE	Q4	Q3
	2007	2007	2007	2006	2006	2006
Network costs	$1,130	$1,082	$1,007	$3,621	$954	$940
General and administrative	818	788	758	2,707	697	667

Total network and general and administrative costs	1,948	1,870	1,765	6,328	1,651	1,607
Plus: Subsidy loss unrelated to customer acquisition	143	146	177	715	193	160

Total cost of serving customers	$2,091	$2,016	$1,942	$7,043	$1,844	$1,767

CCPU ($ / customer per month)	$26	$25	$25	$25	$25	$25

About T-Mobile USA:

Based in Bellevue, WA, T-Mobile USA, Inc. is a member of the T-Mobile International group, the mobile telecommunications subsidiary of Deutsche Telekom AG (NYSE: DT).

T-Mobile USA’s innovative wireless products and services help empower people to connect effortlessly to those who matter most. In addition, T-Mobile USA operates one of the largest carrier-owned Wi-Fi (802.11b) wireless broadband (WLAN) networks in the country, available in more than 9,200 convenient public access locations nationwide including roaming locations. Multiple independent research studies continue to rank T-Mobile USA highest in wireless customer satisfaction, wireless call quality and wireless customer care in numerous regions throughout the U.S. For more information, visit the company website at www.t-mobile.com.

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	16

About T-Mobile International:

T-Mobile International is one of the world’s leading companies in mobile communications. As one of Deutsche Telekom AG’s (NYSE: DT) three strategic business areas, T-Mobile International concentrates on the key markets in Europe and the United States.

By the end of the third quarter of 2007, approximately 114 million mobile customers were served by the mobile segment of the Deutsche Telekom group, all over a common technology platform based on GSM, the world’s most widely used digital wireless standard.

For more information about T-Mobile International, please visit www.t-mobile.net. For further information on Deutsche Telekom, please visit http://www.telekom.com/investor-relations.

Press Contacts:	Investor Relations Contacts:

Michael Lange	Investor Relations Bonn
T-Mobile International	Deutsche Telekom
+49 228.936.31717	+49 228.181.88880

Andreas Leigers	Nils Paellmann
Deutsche Telekom	Investor Relations New York
+49 228.181.4949	Deutsche Telekom
+1 212.424.2951
+1 877.DT SHARE (toll-free)

T-Mobile USA 12920 SE 38th Street Bellevue, Washington 98006 Phone 1-800-318-9270 Internet http://www.t-mobile.com	17

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

BY:	/s/ ppa. Guido Kerkhoff
Name: Guido Kerkhoff
Title: Senior Executive Vice President
Chief Accounting Officer

Date: November 9, 2007